February 24, 2025

Omar M. Asali
Chief Executive Officer
Ranpak Holdings Corp.
7990 Auburn Road,
Concord Township, OH 44077

       Re: Ranpak Holdings Corp.
           Registration Statement on Form S-3
           Filed February 18, 2025
           File No. 333-285033
Dear Omar M. Asali:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. Please update your financial statements and related disclosures. See Rule 3-01(c) of
       Regulation S-X and Section 1220.3 of the Division of Corporation Finance s
       Financial Reporting Manual. If you elect to update such disclosures by incorporating by reference your Form 10-K for the fiscal year ended December 31, 2024, please ensure you include the information required by Part III of that form. See Question
       123.01 of Securities Act Forms Compliance and Disclosure
Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 24, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenny O'Shanick at 202-551-8005 or Anne Parker at 202-551-3611
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   John Meade